Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-262557
The Toronto-Dominion Bank $10,875,000 Digital Financial Select Sector SPDR® Fund-Linked Notes due April 5, 2024

The notes do not bear interest. The amount that you will be paid on your notes on the maturity date (April 5, 2024) is based on the performance of the shares of the Financial Select Sector SPDR® Fund (the reference asset) as measured from the pricing date (March 3, 2023) to and including the valuation date (April 3, 2024).
The return on your notes, if any, is linked to the performance of the reference asset, and not to that of the Financial Select Sector Index (the target index) on which the reference asset is based. The performance of the reference asset may significantly diverge from that of the target index.
If the final price on the valuation date is greater than or equal to the threshold price of 85.00% of the initial price of $35.99, you will receive the threshold settlement amount of $1,104.20 for each $1,000 principal amount of your notes. If the final price on the valuation date is less than the threshold price of 85.00% of the initial price, your payment will be less than the principal amount and you will have a loss equal to the percentage decrease below the threshold price times the downside multiplier of approximately 1.1765. Specifically, if the final price declines by more than 15.00% from the initial price, you will lose approximately 1.1765% of the principal amount of your notes for every 1% that the final price has declined below the threshold price of 85.00% of the initial price. Despite the inclusion of the threshold price, due to the downside multiplier you may lose your entire principal amount.
To determine your payment at maturity, we will calculate the percentage change of the reference asset, which is the percentage increase or decrease in the final price from the initial price. At maturity, for each $1,000 principal amount of your notes, you will receive an amount in cash equal to:
●	if the percentage change is greater than or equal to -15.00% (the final price is greater than or equal to 85.00% of the initial price), the threshold settlement amount; or
●
if the percentage change is negative and is below -15.00% (the final price is less than the initial price by more than 15.00%), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) approximately 1.1765 times (c) the sum of the percentage change plus 15.00%. You will receive less than the principal amount of your notes.

The notes do not guarantee the return of principal at maturity.
The notes are unsecured and are not savings accounts or insured deposits of a bank. The notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality. Any payments on the notes are subject to our credit risk. The notes will not be listed or displayed on any securities exchange or electronic communications network.
You should read the disclosure herein to better understand the terms and risks of your investment. See “Additional Risk Factors” beginning on page P-6 of this pricing supplement.
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined that this pricing supplement, the product supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The initial estimated value of the notes at the time the terms of your notes were set on the pricing date was $989.10 per $1,000 principal amount, which is less than the public offering price listed below. See “Additional Information Regarding the Estimated Value of the Notes” on the following page and “Additional Risk Factors” beginning on page P-6 of this document for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.
	Public Offering Price	Underwriting Discount[1]	Proceeds to TD1
Per Note	$1,000.00	$9.50	$990.50
Total	$10,875,000.00	$103,312.50	$10,771,687.50
1 See “Supplemental Plan of Distribution (Conflicts of Interest)” herein for additional information.

TD Securities (USA) LLC	Goldman Sachs & Co. LLC
Agent
Pricing Supplement dated March 3, 2023

The public offering price, underwriting discount and proceeds to TD listed above relate to the notes we issue initially. We may decide to sell additional notes after the date of this pricing supplement, at public offering prices and with underwriting discounts and proceeds to TD that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the public offering price you pay for such notes.
We or Goldman Sachs & Co. LLC (“GS&Co.”), or any of our or their respective affiliates, may use this pricing supplement in the initial sale of the notes. In addition, we or GS&Co. or any of our or their respective affiliates may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless we or GS&Co., or any of our or their respective affiliates, informs the purchaser otherwise in the confirmation of sale, this pricing supplement will be used in a market-making transaction.
Additional Information Regarding the Estimated Value of the Notes
The final terms for the Notes were determined on the Pricing Date, based on prevailing market conditions, and are set forth in this pricing supplement. The economic terms of the Notes are based on TD’s internal funding rate (which is TD’s internal borrowing rate based on variables such as market benchmarks and TD’s appetite for borrowing), and several factors, including any sales commissions expected to be paid to TD Securities (USA) LLC (“TDS”), any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that TD or any of TD’s affiliates expect to earn in connection with structuring the Notes, estimated costs which TD may incur in connection with the Notes and an estimate of the difference between the amounts TD pays to GS&Co. or an affiliate and the amounts that GS&Co. or an affiliate pays to us in connection with hedging your Notes as described further under “Supplemental Plan of Distribution (Conflicts of Interest)” herein. Because TD’s internal funding rate generally represents a discount from the levels at which TD’s benchmark debt securities trade in the secondary market, the use of an internal funding rate for the Notes rather than the levels at which TD’s benchmark debt securities trade in the secondary market is expected to have had an adverse effect on the economic terms of the Notes. On the cover page of this pricing supplement, TD has provided the initial estimated value for the Notes. The initial estimated value was determined by reference to TD’s internal pricing models which take into account a number of variables and are based on a number of assumptions, which may or may not materialize, typically including volatility, interest rates (forecasted, current and historical rates), price-sensitivity analysis, time to maturity of the Notes, and TD’s internal funding rate. For more information about the initial estimated value, see “Additional Risk Factors” herein. Because TD’s internal funding rate generally represents a discount from the levels at which TD’s benchmark debt securities trade in the secondary market, the use of an internal funding rate for the Notes rather than the levels at which TD’s benchmark debt securities trade in the secondary market is expected, assuming all other economic terms are held constant, to increase the estimated value of the Notes. For more information see the discussion under “Additional Risk Factors — Risks Relating to Estimated Value and Liquidity — TD’s and GS&Co.’s Estimated Value of the Notes Are Determined By Reference to TD’s Internal Funding Rates and Are Not Determined By Reference to Credit Spreads or the Borrowing Rate TD Would Pay for its Conventional Fixed-Rate Debt Securities”.
The value of your Notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell Notes in the secondary market (if GS&Co. makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately GS&Co.’s estimate of the market value of your Notes on the Pricing Date, based on its pricing models and taking into account TD’s internal funding rate, plus an additional amount (initially equal to $16.40 per $1,000 Principal Amount). Prior to June 3, 2023, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your Notes (if it makes a market, which it is not obligated to do) will equal approximately the sum of (a) the then-current estimated value of your Notes (as determined by reference to GS&Co.’s pricing models) plus (b) any remaining additional amount (the additional amount will decline to zero on a straight-line basis from the time of pricing through June 2, 2023).
On and after June 3, 2023, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your Notes (if it makes a market) will equal approximately the then-current estimated value of your Notes determined by reference to such pricing models. For additional information regarding the value of your Notes shown in your GS&Co. account statements and the price at which GS&Co. would buy or sell your Notes (if GS&Co. makes a market, which it is not obligated to do), each based on GS&Co.’s pricing models, see “Additional Risk Factors — Risks Relating to Estimated Value and Liquidity — The Price At Which GS&Co. Would Buy or Sell Your Notes (If GS&Co. Makes a Market, Which It Is Not Obligated to Do) Will Be Based On GS&Co.’s Estimated Value of Your Notes”.
If a party other than the Agents or their affiliates is buying or selling your Notes in the secondary market based on its own estimated value of your Notes which was calculated by reference to TD’s credit spreads or the borrowing rate TD would pay for its conventional fixed-rate debt securities (as opposed to TD’s internal funding rate), the price at which such party would buy or sell your Notes could be significantly less.
We urge you to read the “Additional Risk Factors” in this pricing supplement.

Summary
The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product supplement and the prospectus.
Issuer:	The Toronto-Dominion Bank (“TD”)
Issue:	Senior Debt Securities, Series E
Type of Note:	Digital Notes (the “Notes”)
Term:	Approximately 13 months
Reference Asset:	Financial Select Sector SPDR® Fund (Bloomberg Ticker: XLF UP Equity)
Target Index:	With respect to the Reference Asset, the Financial Select Sector Index
CUSIP / ISIN:	89114YSJ1 / US89114YSJ19
Agents:	TD Securities (USA) LLC (“TDS”) and Goldman Sachs & Co. LLC (“GS&Co.”)
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Principal Amount:
$1,000 per Note; $10,875,000 in the aggregate for all the offered Notes; the aggregate Principal Amount of the offered Notes may be increased if TD, at its sole option, decides to sell an additional amount of the offered Notes on a date subsequent to the date of this pricing supplement.

Pricing Date:	March 3, 2023
Issue Date:	March 10, 2023
Valuation Date:	April 3, 2024, subject to postponement for market disruption events and other disruptions, as described under “General Terms of the Notes — Valuation Date(s)” in the product supplement.
Maturity Date:	April 5, 2024, subject to postponement for market disruption events and other disruptions, as described under “General Terms of the Notes — Maturity Date” in the product supplement.
Payment at Maturity:
For each $1,000 Principal Amount of the Notes, we will pay you on the Maturity Date an amount in cash equal to:
●        if the Final Price is greater than or equal to the Threshold Price, the Threshold Settlement Amount; or
●      if the Final Price is less than the Threshold Price, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the Downside Multiplier times (c) the sum of the Percentage Change plus the Threshold Percentage.
If the Final Price is less than the Threshold Price, investors will receive less than the Principal Amount of the Notes at maturity and may lose their entire Principal Amount.
All amounts used in or resulting from any calculation relating to the Payment at Maturity will be rounded upward or downward, as appropriate, to the nearest cent.

Threshold Settlement Amount:	$1,104.20 per $1,000 Principal Amount of the Notes.
Threshold Percentage:	15.00%

Threshold Price:	$30.5915, which is 85.00% of the Initial Price, subject to adjustment as provided under “General Terms of the Notes—Anti-Dilution Adjustments” in the product supplement.
Downside Multiplier:	The quotient of the Initial Price divided by the Threshold Price, which equals approximately 1.1765.
Percentage Change:	The quotient of (1) the Final Price minus the Initial Price divided by (2) the Initial Price, expressed as a percentage.
Initial Price:
$35.99, which was the Closing Price of the Reference Asset on the Pricing Date, as determined by the Calculation Agent and subject to adjustment as described herein and under “General Terms of the Notes—Anti-Dilution Adjustments” in the product supplement.

Final Price:
The Closing Price of the Reference Asset on the Valuation Date, except in the limited circumstances described under “General Terms of the Notes — Market Disruption Events” in the product supplement, as determined by the Calculation Agent and subject to adjustment as described herein and under “General Terms of the Notes—Anti-Dilution Adjustments” and “—Delisting, Discontinuance of or Material Change to, or Change in Law Event Affecting, an ETF” in the product supplement.

Closing Price:
The closing sale price or last reported sale price, regular way, (or, in the case of Nasdaq, the official closing price) for the Reference Asset, on a per-share or other unit basis, on the principal national securities exchange on which the Reference Asset is listed for trading on that day, or, if the Reference Asset is not quoted on any national securities exchange on that day, on any other market system or quotation system that is the primary market for the trading of the Reference Asset.

Business Day:	Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in New York City.
U.S. Tax Treatment:
By purchasing a Note, each holder agrees, in the absence of a statutory or regulatory change or an administrative determination or judicial ruling to the contrary, to characterize the Notes, for U.S. federal income tax purposes, as prepaid derivative contracts with respect to the Reference Asset. Based on certain factual representations received from us, our special U.S. tax counsel, Fried, Frank, Harris, Shriver & Jacobson LLP, is of the opinion that it would be reasonable to treat the Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially and adversely from the treatment described above. Please see the discussion below under “Material U.S. Federal Income Tax Consequences”.

Canadian Tax Treatment:	Please see the discussion below under “Supplemental Discussion of Canadian Tax Consequences” for information concerning the Canadian tax implications of an investment in the Notes.
Calculation Agent:	TD
Listing:	The Notes will not be listed or displayed on any securities exchange or electronic communications network.
Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg) as described under “Description of the Debt Securities — Forms of the Debt Securities” and “Ownership, Book-Entry Procedures and Settlement” in the prospectus.

Canadian Bail-in:	The Notes are not bail-inable debt securities (as defined in the prospectus) under the Canada Deposit Insurance Corporation Act.
Change in Law Event:	Not applicable, notwithstanding anything to the contrary in the product supplement.

Additional Terms of Your Notes
You should read this pricing supplement together with the prospectus, as supplemented by the product supplement, relating to our Senior Debt Securities, Series E, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product supplement. In the event of any conflict the following hierarchy will govern: first, this pricing supplement; second, the product supplement; and last, the prospectus. The Notes vary from the terms described in the product supplement in several important ways. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors” herein, “Additional Risk Factors Specific to the Notes” in the product supplement and “Risk Factors” in the prospectus, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors concerning an investment in the Notes. You may access these documents on the U.S. Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
◾	Prospectus dated March 4, 2022:
http://www.sec.gov/Archives/edgar/data/947263/000119312522066245/d203088d424b3.htm
◾	Product Supplement MLN-ES-ETF-1 dated March 4, 2022:
http://www.sec.gov/Archives/edgar/data/947263/000114036122008015/brhc10034640_424b3.htm

Our Central Index Key, or CIK, on the SEC website is 0000947263. As used in this pricing supplement, the “Bank,” “we,” “us,” or “our” refers to The Toronto-Dominion Bank and its subsidiaries.
We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

Additional Risk Factors
The Notes involve risks not associated with an investment in conventional debt securities. This section describes the most significant risks relating to the terms of the Notes. For additional information as to these risks, please see “Additional Risk Factors Specific to the Notes” in the product supplement and “Risk Factors” in the prospectus.
You should carefully consider whether the Notes are suited to your particular circumstances. Accordingly, investors should consult their investment, legal, tax, accounting and other advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Risks Relating to Return Characteristics
Principal at Risk.
Investors in the Notes could lose their entire Principal Amount if there is a decline in the price of the Reference Asset by more than the Threshold Percentage. If the Final Price is less than the Initial Price by more than 15.00%, you will lose a portion of each $1,000 Principal Amount in an amount equal to the product of (i) the Downside Multiplier times (ii) the sum of the negative Percentage Change plus the Threshold Percentage times (iii) $1,000. Specifically, you will lose approximately 1.1765% of the Principal Amount of each of your Notes for every 1% that the Final Price is less than the Initial Price in excess of the Threshold Percentage and you may lose your entire Principal Amount.
The Notes Do Not Pay Interest and Your Return on the Notes May Be Less Than the Return on Conventional Debt Securities of Comparable Maturity.
There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same term. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of TD.
Your Potential Payment at Maturity on the Notes Is Fixed and Limited to the Threshold Settlement Amount and You Will Not Participate in Any Appreciation in the Price of the Reference Asset.
Your potential Payment at Maturity on the Notes is fixed as of the Pricing Date and is limited to the Threshold Settlement Amount, which you will receive only if the Final Price is equal to or greater than the Threshold Price. The Notes do not provide for any participation in the positive performance of the Reference Asset no matter how much the price of the Reference Asset may rise above the Initial Price over the term of your Notes. Therefore, an investment in the Notes could result in a return, if any, that will be significantly less than that of a hypothetical direct investment in the Reference Asset.
The Payment at Maturity Is Not Linked to the Price of the Reference Asset at Any Time Other than the Valuation Date.
The Final Price will be the Closing Price of the Reference Asset on the Valuation Date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the Closing Price of the Reference Asset dropped to a price that is less than the Threshold Price on the Valuation Date, you would not receive the Threshold Settlement Amount and would not receive your full Principal Amount and the Payment at Maturity for your Notes would be significantly less than it would have been had the Payment at Maturity been linked to the Closing Price of the Reference Asset prior to such drop in the price of the Reference Asset. Although the actual price of the Reference Asset on the Maturity Date or at other times during the term of your Notes may be higher than the Final Price, you will benefit from the Closing Price of the Reference Asset only on the Valuation Date.
If You Purchase Your Notes at a Premium to Principal Amount, the Return on Your Investment Will Be Less Than the Return on Notes Purchased at Principal Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected.
The Payment at Maturity will not be adjusted based on the public offering price you pay for the Notes. If you purchase Notes at a price that differs from the Principal Amount of the Notes, then the return on your investment in such Notes held to the Maturity Date will differ from, and may be substantially less than, the return on Notes purchased at Principal Amount. If you purchase your Notes at a premium to Principal Amount and hold them to the Maturity Date, the return on your investment in the Notes will be less than it would have been had you purchased the Notes at Principal Amount or a discount to Principal Amount. In addition, the impact of the Threshold Price and the Threshold Settlement Amount on the return on your investment will depend upon the price you pay for your Notes relative to Principal Amount. For example, if you purchase your Notes at a premium to Principal Amount, the Threshold Settlement Amount will only permit a lower positive return on your investment in the Notes than would have been the case for Notes purchased at Principal Amount or a discount to Principal Amount. Similarly, the Threshold Price, while still providing some protection for the return on the Notes, will allow a greater percentage decrease in your investment in the Notes than would have been the case for Notes purchased at Principal Amount or a discount to Principal Amount.

You Will Have No Rights to Receive Any Shares of the Reference Asset or Any Reference Asset Constituent, and You Will Not Be Entitled to Dividends or Other Distributions by the Reference Asset.
The Notes are our debt securities. They are not equity instruments, shares of stock, or securities of any other issuer. Investing in the Notes will not make you a holder of the shares of the Reference Asset or any asset comprising the Reference Asset (the “Reference Asset Constituents”). You will not have any voting rights or rights to receive dividends or other distributions that holders of shares of the Reference Asset or , any rights against the investment adviser of the Reference Asset (the “Investment Adviser”) or any other rights with respect to the Reference Asset or Reference Asset Constituents would enjoy. As a result, the return on your Notes may not reflect the return you would realize if you actually owned shares of the Reference Asset or the Reference Asset Constituents and received the dividends paid or other distributions made in connection with them. Your Notes will be paid in cash and you have no right to receive delivery of shares of the Reference Asset or any of its Reference Asset Constituents.
Risks Relating to Characteristics of the Reference Asset
There Are Market Risks Associated with the Reference Asset.
The price of the Reference Asset can rise or fall sharply due to factors specific to the Reference Asset, its investment adviser (the “Investment Adviser”, as specified under “Information Regarding the Reference Asset”), the Reference Asset Constituents and their issuers (the “Reference Asset Constituent Issuers”), such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock and commodity market volatility and levels, interest rates and economic and political conditions. In addition, recently, the coronavirus infection has caused volatility in the global financial markets and a slowdown in the global economy. Coronavirus or any other communicable disease or infection may adversely affect the Reference Asset Constituents Issuers and, therefore, the Reference Asset. You, as an investor in the Notes, should make your own investigation into the Investment Adviser and the Reference Asset for your Notes. For additional information, see “Information Regarding the Reference Asset” in this pricing supplement and the Investment Adviser's SEC filings. We urge you to review financial and other information filed periodically by the Investment Adviser with the SEC.
There Are Liquidity, Management, Securities Lending and Custody Risks Associated with an ETF.
Although shares of the Reference Asset are listed for trading on a securities exchange and a number of similar products have been traded on various exchanges for varying periods of time, there is no assurance that an active trading market will continue for such shares or that there will be liquidity in that trading market.
An exchange-traded fund (“ETF”) is subject to management risk, which is the risk that its Investment Adviser’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the Investment Adviser may select up to 5% of the Reference Asset’s assets to be invested in shares of equity securities that are not included in the Target Index. The Reference Asset is not actively managed, and the Reference Asset may be affected by a general decline in market segments relating to its Target Index. The Investment Adviser invests in securities included in, or representative of, the Target Index regardless of their investment merits, and do not attempt to take defensive positions in declining markets. In addition, the Investment Advisor may be permitted to engage in securities lending with respect to a portion of an ETF's total assets, which could subject the ETF to the risk that the borrower of such loaned securities fails to return the securities in a timely manner or at all.
In addition, the Reference Asset is subject to custody risk, which refers to the risks in the process of clearing and settling trades and to the holding of securities by local banks, agents and depositories. Low trading volumes and volatile prices in less developed markets make trades harder to complete and settle, and governments or trade groups may compel local agents to hold securities in designated depositories that are not subject to independent evaluation. The less developed a country’s securities market is, the greater the likelihood of custody problems.
Further, the Reference Asset is subject to listing standards adopted by NYSE Arca. There can be no assurance that the Reference Asset will continue to meet the applicable listing requirements, or that the Reference Asset will not be delisted.
The Price of the Reference Asset May Not Completely Track its NAV.
The net asset value (the “NAV”) of an ETF, including the Reference Asset, may fluctuate with changes in the market value of its Reference Asset Constituents. The market prices of an ETF may fluctuate in accordance with changes in NAV and supply and demand on the applicable stock exchanges. Furthermore, the Reference Asset Constituents may be unavailable in the secondary market during periods of market volatility, which may make it difficult for market participants to accurately calculate the intraday NAV per share of the Reference Asset and may adversely affect the liquidity and prices of the Reference Asset, perhaps significantly. For any of these reasons, the market price of the Reference Asset may differ from its NAV per share and may trade at, above or below its NAV per share.
We Have No Affiliation with the Target Index Sponsor or the Investment Adviser and Will Not Be Responsible for Any Actions Taken by Any Such Entity.
The sponsor of the Target Index specified herein under “Information Regarding the Reference Asset” (the “Target Index Sponsor”) and the Investment Adviser are not affiliates of ours and will not be involved in the offering of the Notes in any way. Consequently, we have no control over the actions of the Target Index Sponsor or the Investment Adviser, including any actions of the type that would require the Calculation Agent to adjust any amount payable on the Notes. Neither the Target Index Sponsor nor the Investment Adviser has any obligation of any sort with respect to the Notes. Thus, neither the Target Index Sponsor nor the Investment Adviser has any obligation to take your interests into consideration for any reason, including in taking any actions that might affect the price of the Reference Asset or the Notes. None of our proceeds from the issuance of the Notes will be delivered to the Target Index Sponsor or the Investment Adviser.

Adjustments to the Reference Asset Could Adversely Affect the Notes.
The Investment Adviser is responsible for calculating and maintaining the Reference Asset. The Investment Adviser can add, delete or substitute the Reference Asset Constituents. The Investment Adviser may make other methodological changes to the Reference Asset that could change the price of the Reference Asset at any time. If one or more of these events occurs, the Closing Prive of the Reference Asset may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the market value of, and any amount payable on, the Notes.
Changes that Affect the Target Index of the Reference Asset Will Affect the Market Value of, and Return on, the Notes.
The Reference Asset seeks to provide investment results that, before fees and expenses, correspond generally to the price and yield performance of its Target Index (as specified herein). The policies of the sponsor of the Target Index (the “Target Index Sponsor”) concerning the calculation of the Target Index, additions, deletions or substitutions of the components of the Target Index, and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the Target Index and, therefore, could affect the market value of, and return on, the Notes. The market value of, and return on, the Notes could also be affected if the Target Index Sponsor changes these policies, for example, by changing the manner in which it calculates the Target Index. Some of the risks that relate to a target index of an ETF include those discussed in the product supplement, which you should review.
The Policies of the Investment Adviser, SSGA Funds Management, Inc., Could Affect the Market Value of, and Return on, the Notes.
The Investment Adviser, SSGA Funds Management, Inc. (“SSGA”, or the “Investment Adviser”) may from time to time be called upon to make certain policy decisions or judgments with respect to the implementation of policies of the Investment Adviser concerning the calculation of the NAV of the Reference Asset, additions, deletions or substitutions of securities in the Reference Asset and the manner in which changes affecting the Target Index are reflected in the Reference Asset that could affect the market price of the shares of the Reference Asset, and therefore, the market value of, and return on, the Notes. The market value of, and return on, the Notes could also be affected if the Investment Adviser changes these policies, for example, by changing the manner in which it calculates the NAV of the Reference Asset, or if the Investment Adviser discontinues or suspends calculation or publication of the NAV of the Reference Asset, in which case it may become difficult or inappropriate to determine the market value of your Notes.
If events such as these occur, the Calculation Agent, which initially will be TD, may determine the Closing Price on the Valuation Date, and thus any amount payable on the Maturity Date, in a manner it considers appropriate. We describe the discretion that the Calculation Agent will have in determining the Closing Price on the Valuation Date and the amount payable on your Notes more fully under “General Terms of the Notes—Anti-Dilution Adjustments” in the product supplement.
The Reference Asset Utilizes A Passive Indexing Investment Approach.
The Reference Asset is not managed according to traditional methods of “active” investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the Reference Asset, utilizing a “passive” or indexing investment approach, attempts to approximate the investment performance of its Target Index by investing in a portfolio of stocks that generally replicate such index. Therefore, unless a specific stock is removed from its Target Index, the Reference Asset generally will not sell a stock because the stock’s issuer was in financial trouble. In addition, the Reference Asset is subject to the risk that the investment strategy of its Investment Adviser may not produce the intended results.
The Reference Asset and its Target Index Are Different and the Performance of the Reference Asset May Not Correlate With the Performance of its Target Index.
The performance of the Reference Asset may not exactly replicate the performance of its Target Index because the Reference Asset will reflect transaction costs and fees that are not included in the calculation of its Target Index. It is also possible that the Reference Asset may not fully replicate or may in certain circumstances diverge significantly from the performance of its Target Index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the Reference Asset, differences in trading hours between the Reference Asset and its Target Index or due to other circumstances.
The Reference Asset is Concentrated in the Financial Sector and Does Not Provide Diversified Exposure.
The Reference Asset is not diversified. The Reference Asset Constituents are concentrated in the financial sector, which means that the Reference Asset is more likely to be more adversely affected by any negative performance of the financial sector than an ETF that has more diversified holdings across a number of sectors. Companies in the financials sector can be affected by, among other things, business cycle fluctuations, competition, government regulation, a change in interest rates, and a change in a company’s credit rating.
The Reference Asset May Be Disproportionately Affected By the Performance of a Small Number of Stocks.
Although the Reference Asset holds 67 stocks as of February 28, 2023, approximately 30.98% of the Reference Asset is invested in just 3 stocks - Berkshire Hathaway Inc. Class B, JPMorgan Chase & Co. and Bank of America Corp. As a result, a decline in the prices of one or more of these stocks, including as a result of events negatively affecting one or more of these companies, may have the effect of significantly lowering the level of the Reference Asset even if none of the other stocks held by the Reference Asset are affected by such events. Because of the weighting of the holdings of the Reference Asset, the amount you receive at maturity could be less than the Payment at Maturity you would have received if you had invested in a product linked to an ETF that capped the maximum weight of any one stock to a low amount or that equally weighted all stocks held by such ETF.

Risks Relating to Estimated Value and Liquidity
TD’s Initial Estimated Value of the Notes at the Time of Pricing (When the Terms of Your Notes Were Set on the Pricing Date) is Less Than the Public Offering Price of the Notes.
TD’s initial estimated value of the Notes is only an estimate. TD’s initial estimated value of the Notes is less than the public offering price of the Notes. The difference between the public offering price of the Notes and TD’s initial estimated value reflects costs and expected profits associated with selling and structuring the Notes, as well as hedging its obligations under the Notes with a third party. Because hedging our obligations entails risks and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or a loss.
TD’s and GS&Co.’s Estimated Value of the Notes Are Determined By Reference to TD’s Internal Funding Rates and Are Not Determined By Reference to Credit Spreads or the Borrowing Rate TD Would Pay for its Conventional Fixed-Rate Debt Securities.
TD’s initial estimated value of the Notes and GS&Co.’s estimated value of the Notes at any time are determined by reference to TD’s internal funding rate. The internal funding rate used in the determination of the estimated value of the Notes generally represents a discount from the credit spreads for TD’s conventional fixed-rate debt securities and the borrowing rate TD would pay for its conventional fixed-rate debt securities. This discount is based on, among other things, TD’s view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for TD’s conventional fixed-rate debt, as well as estimated financing costs of any hedge positions, taking into account regulatory and internal requirements. If the interest rate implied by the credit spreads for TD’s conventional fixed-rate debt securities, or the borrowing rate TD would pay for its conventional fixed-rate debt securities were to be used, TD would expect the economic terms of the Notes to be more favorable to you. Additionally, assuming all other economic terms are held constant, the use of an internal funding rate for the Notes is expected to increase the estimated value of the Notes at any time.
TD’s Initial Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ From Others’ (Including GS&Co.’s) Estimates.
TD’s initial estimated value of the Notes was determined by reference to its internal pricing models when the terms of the Notes are set. These pricing models take into account a number of variables, such as TD’s internal funding rate on the Pricing Date, and are based on a number of assumptions as discussed further under “Additional Information Regarding the Estimated Value of the Notes” herein. Different pricing models and assumptions (including the pricing models and assumptions used by GS&Co.) could provide valuations for the Notes that are different from, and perhaps materially less than, TD’s initial estimated value. Therefore, the price at which GS&Co. would buy or sell your Notes (if GS&Co. makes a market, which it is not obligated to do) may be materially less than TD’s initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect.
The Price At Which GS&Co. Would Buy or Sell Your Notes (If GS&Co. Makes a Market, Which It Is Not Obligated to Do) Will Be Based On GS&Co.’s Estimated Value of Your Notes.
GS&Co.’s estimated value of the Notes is determined by reference to its pricing models and takes into account TD’s internal funding rate. The price at which GS&Co. would initially buy or sell your Notes in the secondary market (if GS&Co. makes a market, which it is not obligated to do) exceeds GS&Co.’s estimated value of your Notes at the time of pricing. As agreed by GS&Co. and the distribution participants, this excess (i.e., the additional amount described under “Additional Information Regarding the Estimated Value of the Notes” herein) will decline to zero on a straight line basis over the period from the Pricing Date through the applicable date set forth under “Additional Information Regarding the Estimated Value of the Notes” herein. Thereafter, if GS&Co. buys or sells your Notes it will do so at prices that reflect the estimated value determined by reference to GS&Co.’s pricing models at that time. The price at which GS&Co. will buy or sell your Notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes. If a party other than the Agents or their affiliates is buying or selling your Notes in the secondary market based on its own estimated value of your Notes which is calculated by reference to TD’s credit spreads or the borrowing rate TD would pay for its conventional fixed-rate debt securities (as opposed to TD’s internal funding rate), the price at which such party would buy or sell your Notes could be significantly less.
GS&Co.’s pricing models consider certain variables, including principally TD’s internal funding rate, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the Notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your Notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your Notes determined by reference to GS&Co.’s models, taking into account TD’s internal funding rate, due to, among other things, any differences in pricing models or assumptions used by others. See “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” herein.
In addition to the factors discussed above, the value and quoted price of your Notes at any time will reflect many factors and cannot be predicted. If GS&Co. makes a market in the Notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in TD’s creditworthiness or perceived creditworthiness. These changes may adversely affect the value of your Notes, including the price you may receive for your Notes in any market making transaction. To the extent that GS&Co. makes a market in the Notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus GS&Co.’s then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).
Furthermore, if you sell your Notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. This commission or discount will further reduce the proceeds you would receive for your Notes in a secondary market sale.

There is no assurance that GS&Co. or any other party will be willing to purchase your Notes at any price and, in this regard, GS&Co. is not obligated to make a market in the Notes. See “—There May Not Be an Active Trading Market for the Notes — Sales in the Secondary Market May Result in Significant Losses” herein.
The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors.
When we refer to the market value of your Notes, we mean the value that you could receive for your Notes if you chose to sell them in the open market before the Maturity Date. A number of factors, many of which are beyond our control, will influence the market value of your Notes, including:
•	the price of the Reference Asset;
•	the volatility – i.e., the frequency and magnitude of changes – in the price of the Reference Asset;
•	the dividend rates, if applicable, of the Reference Asset Constituents;
•	economic, financial, regulatory and political, military, public health or other events that may affect the prices of any of the Reference Asset Constituents and thus the price of the Reference Asset;
•	interest rates and yield rates in the market;
•	the time remaining until your Notes mature;
•	any fluctuations in the exchange rate between currencies in which the Reference Asset Constituents are quoted and traded and the U.S. dollar, as applicable; and
•	our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.
These factors will influence the price you will receive if you sell your Notes before maturity, including the price you may receive for your Notes in any market-making transaction. If you sell your Notes prior to maturity, you may receive less than the Principal Amount of your Notes.
The future prices of the Reference Asset cannot be predicted. The actual change in the price of the Reference Asset over the term of the Notes, as well as the Payment at Maturity, may bear little or no relation to the hypothetical historical closing prices of the Reference Asset or to the hypothetical examples shown elsewhere in this pricing supplement.
There May Not Be an Active Trading Market for the Notes — Sales in the Secondary Market May Result in Significant Losses.
There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange or electronic communications network. TDS, GS&Co. and our or their respective affiliates may make a market for the Notes; however, they are not required to do so. TDS, GS&Co. and our or their respective affiliates may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Notes in any secondary market could be substantial.
If you sell your Notes before the Maturity Date, you may have to do so at a substantial discount from the public offering price irrespective of the price of the Reference Asset and, as a result, you may suffer substantial losses.
If the Price of the Reference Asset Changes, the Market Value of Your Notes May Not Change in the Same Manner.
Your Notes may trade quite differently from the performance of the Reference Asset. Changes in the price of the Reference Asset may not result in a comparable change in the market value of your Notes. Even if the price of the Reference Asset increases above the Initial Price during the term of the Notes, the market value of your Notes may not increase by the same amount and could decline.
Risks Relating to Hedging Activities and Conflicts of Interest
The Underwriting Discount, Offering Expenses and Certain Hedging Costs Are Likely to Adversely Affect Secondary Market Prices.
Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the Notes will likely be less than the public offering price. The public offering price includes, and any price quoted to you is likely to exclude, the underwriting discount paid in connection with the initial distribution, offering expenses as well as the cost of hedging our obligations under the Notes. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. In addition, if the dealer from which you purchase Notes, or one of its affiliates, is to conduct hedging activities for us in connection with the Notes, that dealer, or one of its affiliates, may profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the dealer receives for the sale of the Notes to you. You should be aware that the potential for the dealer or one of its affiliates to earn fees in connection with hedging activities may create a further incentive for the dealer to sell the Notes to you in addition to the compensation they would receive for the sale of the Notes.

Trading and Business Activities of TD, the Agents and Their Respective Affiliates May Adversely Affect the Market Value of, and Any Amount Payable on, the Notes.
TD, GS&Co. and our or their respective affiliates may hedge our obligations under the Notes by purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in the price of the Reference Asset or the prices of one or more Reference Asset Constituents, and we or they may adjust these hedges by, among other things, purchasing or selling any of the foregoing at any time. It is possible that we, GS&Co. or one or more of our or their respective affiliates could receive substantial returns from these hedging activities while the market value of, and any amount payable on, the Notes declines. We, GS&Co. or one or more of our or their respective affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the performance of the Reference Asset or one or more Reference Asset Constituents.
These trading activities may present a conflict between the holders’ interest in the Notes and the interests we, GS&Co. and our or their respective affiliates will have in our or their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our or their customers’ accounts and in accounts under our or their management. These trading activities could be adverse to the interests of the holders of the Notes.
We, GS&Co. and our or their respective affiliates may, at present or in the future, engage in business with one or more Reference Asset Constituent Issuers, including making loans to or providing advisory services to those companies. These services could include investment banking and merger and acquisition advisory services. These business activities may present a conflict between us, GS&Co. or one or more of our or their respective affiliates’ obligations, and your interests as a holder of the Notes. Moreover, we, GS&Co. and our or their respective affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset or one or more Reference Asset Constituents. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Even if we or our affiliates, or GS&Co. or its affiliates, provides research that expresses a negative opinion about one or more of the Reference Asset Constituents, or if market conditions in the finance sector or otherwise change, the composition of the Reference Asset will not change during the term of the Notes (except under the limited circumstances described below). Any of these business activities by us, GS&Co. and our or their respective affiliates may affect the price of the Reference Asset or one or more Reference Asset Constituents and, therefore, the market value of, and any amount payable on, the Notes.
There Are Potential Conflicts of Interest Between You and the Calculation Agent.
The Calculation Agent will, among other things, determine the amount of your payment on the Notes. We will serve as the Calculation Agent and may appoint a different Calculation Agent after the Issue Date without notice to you. The Calculation Agent will exercise its judgment when performing its functions and may take into consideration our ability to unwind any related hedges. Because this discretion by the Calculation Agent may affect payments on the Notes, the Calculation Agent may have a conflict of interest if it needs to make any such decision. For example, the Calculation Agent may have to determine whether a market disruption event affecting the Reference Asset has occurred. This determination may, in turn, depend on the Calculation Agent’s judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. Because this determination by the Calculation Agent will affect the payment on the Notes, the Calculation Agent may have a conflict of interest if it needs to make a determination of this kind. For additional information as to the Calculation Agent’s role, see “General Terms of the Notes — Role of Calculation Agent” in the product supplement.
You Will Have Limited Anti-Dilution Protection.
The Calculation Agent may adjust the Initial Price, and therefore the Threshold Price, for stock splits, reverse stock splits, stock dividends, extraordinary dividends and other events that affect the Reference Asset, but only in the situations we describe in “General Terms of the Notes — Anti-Dilution Adjustments” in the product supplement. The Calculation Agent will not be required to make an adjustment for every event that may affect the Reference Asset. Notwithstanding the Calculation Agent’s ability to make adjustments to the terms of the Notes and the Reference Asset, those events or other actions affecting the Reference Asset, a Reference Asset Constituent Issuer, the Investment Adviser or a third party may nevertheless adversely affect the price of the Reference Asset and, therefore, adversely affect the market value of, and return on, your Notes.
Risks Relating to General Credit Characteristics
Investors Are Subject to TD’s Credit Risk, and TD’s Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes.
Although the return on the Notes will depend on the Final Price of the Reference Asset, the payment of any amount due on the Notes is subject to TD’s credit risk. The Notes are TD’s unsecured debt obligations. Investors are dependent on TD’s ability to pay all amounts due on the Notes on the Maturity Date and, therefore, investors are subject to the credit risk of TD and to changes in the market’s view of TD’s creditworthiness. Any decrease in TD’s credit ratings or increase in the credit spreads charged by the market for taking TD’s credit risk is likely to adversely affect the market value of the Notes. If TD becomes unable to meet its financial obligations as they become due, investors may not receive any amounts due under the terms of the Notes.
Risks Relating to Canadian and U.S. Federal Income Taxation
Significant Aspects of the Tax Treatment of the Notes Are Uncertain.
Significant aspects of the U.S. tax treatment of the Notes are uncertain. You should consult your tax advisor about your tax situation and should read carefully the section entitled “Material U.S. Federal Income Tax Consequences” herein and in the product supplement.
For a discussion of the Canadian federal income tax consequences of investing in the Notes, please see the discussion below under “Supplemental Discussion of Canadian Tax Consequences”.

If you are not a Non-resident Holder (as that term is defined below under “Supplemental Discussion of Canadian Tax Consequences”) for Canadian federal income tax purposes or if you acquire the Notes in the secondary market, you should consult your tax advisor as to the consequences of acquiring, holding and disposing of the Notes and receiving the payments that might be due under the Notes.
General Risk Factors
We May Sell an Additional Aggregate Principal Amount of the Notes at a Different Public Offering Price.
At our sole option, we may decide to sell an additional aggregate Principal Amount of the Notes subsequent to the date of this pricing supplement. The public offering price of the Notes in the subsequent sale may differ substantially (higher or lower) from the original public offering price you paid as provided on the cover of this pricing supplement.

Hypothetical Returns
The examples and graph set out below are included for illustration purposes only. They should not be taken as an indication or prediction of future investment results and merely are intended to illustrate the impact that the various hypothetical prices of the Reference Asset on the Valuation Date could have on the Payment at Maturity assuming all other variables remain constant.
The examples below are based on a range of Final Prices that are entirely hypothetical; the price of the Reference Asset on any day throughout the term of the Notes, including the Final Price on the Valuation Date, cannot be predicted. The Reference Asset has been highly volatile in the past — meaning that the price of the Reference Asset has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.
The information in the following examples reflects hypothetical rates of return on the offered Notes assuming that they are purchased on the Issue Date at the Principal Amount and held to the Maturity Date. If you sell your Notes in a secondary market prior to the Maturity Date, your return will depend upon the market value of your Notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below, such as interest rates, the volatility of the Reference Asset and our creditworthiness. In addition, the estimated value of your Notes at the time the terms of your Notes were set on the Pricing Date is less than the original public offering price of your Notes. For more information on the estimated value of your Notes, see “Additional Risk Factors — Risks Relating to Estimated Value and Liquidity — TD’s Initial Estimated Value of the Notes at the Time of Pricing (When the Terms of Your Notes Were Set on the Pricing Date) is Less Than the Public Offering Price of the Notes” in this pricing supplement. The information in the examples also reflect the key terms and assumptions in the box below.
Key Terms and Assumptions
Principal Amount	$1,000
Threshold Settlement Amount	$1,104.20
Threshold Price	85.00% of the Initial Price
Downside Multiplier	Approximately 1.1765
Threshold Percentage	15.00%
Neither a market disruption event nor a non-Trading Day occurs on the originally scheduled Valuation Date
No change in or affecting any of the Reference Asset, the Reference Asset Constituents or the method by which the Target Index Sponsor calculates the Target Index
Notes purchased on the Issue Date at the Principal Amount and held to the Maturity Date
The actual performance of the Reference Asset over the term of your Notes, as well as the Payment at Maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical price of the Reference Asset shown elsewhere in this pricing supplement. For information about the historical prices of the Reference Asset during recent periods, see “Information Regarding the Reference Asset — Historical Information” below.
Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your Notes, tax liabilities could affect the after-tax rate of return on your Notes to a comparatively greater extent than the after-tax return on the Reference Asset Constituents.

The prices in the left column of the table below represent hypothetical Final Prices and are expressed as percentages of the Initial Price. The amounts in the right column represent the hypothetical Payment at Maturity, based on the corresponding hypothetical Final Price, and are expressed as percentages of the Principal Amount of a Note (rounded to the nearest thousandth of a percent). Thus, a hypothetical Payment at Maturity of 100.000% means that the value of the cash payment that we would pay for each $1,000 of the outstanding Principal Amount of the offered Notes on the Maturity Date would equal 100.000% of the Principal Amount of a Note, based on the corresponding hypothetical Final Price and the assumptions noted above.

Hypothetical Final Price (as Percentage of Initial Price)	Hypothetical Payment at Maturity (as Percentage of Principal Amount)
140.000%	110.420%
120.000%	110.420%
115.000%	110.420%
110.420%	110.420%
110.000%	110.420%
105.000%	110.420%
100.000%	110.420%
90.000%	110.420%
85.000%	110.420%
80.000%	94.118%
70.000%	82.353%
60.000%	70.588%
50.000%	58.824%
25.000%	29.412%
0.000%	0.000%

If, for example, the Final Price were determined to be 25.000% of the Initial Price, the Payment at Maturity that we would pay on your Notes at maturity would be approximately 29.412% of the Principal Amount of your Notes, as shown in the table above. As a result, if you purchased your Notes on the Issue Date at the Principal Amount and held them to the Maturity Date, you would lose approximately 70.588% of your investment (if you purchased your Notes at a premium to Principal Amount you would lose a correspondingly higher percentage of your investment). If the Final Price were determined to be 0.000% of the Initial Price, you would lose 100.000% of your investment in the Notes. In addition, if the Final Price were determined to be 140.000% of the Initial Price, the Payment at Maturity that we would pay on your Notes at maturity would be equal to 110.420% of each $1,000 Principal Amount of your Notes, as shown in the table above. As a result, if you held your Notes to the Maturity Date, your potential Payment at Maturity is limited to the Threshold Settlement Amount, regardless of the appreciation of the Reference Asset.

The following examples illustrate the hypothetical Payment at Maturity for each Note based on hypothetical Final Prices of the Reference Asset, calculated based on the key terms and assumptions above. The values below have been rounded for ease of analysis.
Example 1 —	Calculation of the Payment at Maturity where the Percentage Change is positive.
	Percentage Change:	4.00%
	Payment at Maturity:	$1,104.20

On a $1,000 investment, a Percentage Change of 4.00% results in a Final Price that is greater than the Threshold Price; therefore, a holder of the Notes will receive the Threshold Settlement Amount, for a Payment at Maturity of $1,104.20, a return of 10.420% on the Notes.

Example 2 —	Calculation of the Payment at Maturity where the Percentage Change is positive.
	Percentage Change:	30.00%
	Payment at Maturity:	$1,104.20

On a $1,000 investment, a Percentage Change of 30.00% results in a Final Price that is greater than the Threshold Price; therefore, a holder of the Notes will receive the Threshold Settlement Amount, for a Payment at Maturity of $1,104.20, a return of 10.420% on the Notes.

Example 3 —	Calculation of the Payment at Maturity where the Percentage Change is negative (but the Final Price is greater than or equal to the Threshold Price).
	Percentage Change:	-5.00%
	Payment at Maturity:	$1,104.20

On a $1,000 investment, a Percentage Change of -5.00% results in a Final Price that is greater than the Threshold Price; therefore, a holder of the Notes will receive the Threshold Settlement Amount, for a Payment at Maturity of $1,104.20, a return of 10.420% on the Notes.

Example 4 —	Calculation of the Payment at Maturity where the Percentage Change is negative (and the Final Price is less than the Threshold Price).
	Percentage Change:	-60.00%
	Payment at Maturity:	$1,000 + [$1,000 × approximately 1.1765 × (-60.00% + 15.00%)] = $1,000 – $529.41 = $470.59

On a $1,000 investment, a Percentage Change of -60.00% results in a Final Price that is less than the Threshold Price; therefore, a holder of the Notes will receive a Payment at Maturity of $470.59, a return of -52.941% on the Notes.

The following chart shows a graphical illustration of the hypothetical Payment at Maturity that we would pay on your Notes on the Maturity Date if the Final Price were any of the hypothetical prices shown on the horizontal axis. The hypothetical Payments at Maturity in the chart are expressed as percentages of the Principal Amount of your Notes and the hypothetical Final Prices are expressed as percentages of the Initial Price. The chart shows that any hypothetical Final Price of less than 85.000% (the section left of the 85.000% marker on the horizontal axis) would result in a hypothetical Payment at Maturity of less than 100.000% of the Principal Amount of your Notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the Notes. The chart also shows that any hypothetical Final Price of greater than or equal to 85.000% (the section right of the 85.000% marker on the horizontal axis) would result in a fixed return on your investment.
The Payments at Maturity shown above are entirely hypothetical; they are based on hypothetical prices of the Reference Asset that may not be achieved on the Valuation Date and assumptions that may prove to be erroneous. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical Payment at Maturity shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered Notes. The hypothetical Payment at Maturity on the Notes in the examples above assume you purchased your Notes at their Principal Amount and have not been adjusted to reflect the actual public offering price you pay for your Notes. The return on your investment (whether positive or negative) in your Notes will be affected by the amount you pay for your Notes. If you purchase your Notes for a price other than the Principal Amount, the return on your investment will differ from, and may be significantly less than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors — Risks Relating to Estimated Value and Liquidity — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” in this pricing supplement.
Payments on the Notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the Notes are economically equivalent to a combination of a non-interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the Notes or the U.S. federal income tax treatment of the Notes, as described elsewhere in this pricing supplement.
We cannot predict the actual Final Price or what the market value of your Notes will be on any particular Trading Day, nor can we predict the relationship between the price of the Reference Asset and the market value of your Notes at any time prior to the Maturity Date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered Notes will depend on the actual Final Price, which will be determined by the Calculation Agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your Notes, if any, on the Maturity Date may be very different from the information reflected in the examples above.

Information Regarding the Reference Asset
The Reference Asset is registered with the SEC. Companies with securities registered with the SEC are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov. In addition, information regarding the Reference Asset may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents or any document incorporated herein by reference.
We obtained the information regarding the Investment Adviser from publicly available information, including, without limitation, its filings with the SEC, but we have not independently verified the accuracy or completeness of any such information or conduced any independent review or due diligence. You are urged to conduct your own investigation into the Reference Asset and Investment Adviser.
We have derived all information contained herein regarding the Reference Asset from publicly available information. Information from outside sources is not incorporated by reference in, and should not be considered part of, this pricing supplement or any document incorporated herein by reference. With respect to the Reference Asset, such information reflects the policies of, and is subject to change by its Investment Adviser. TD has not undertaken an independent review or due diligence of any publicly available information regarding the Reference Asset.
As an investor in the Notes, you should undertake such independent investigation of the Reference Asset as in your judgment is appropriate to make an informed decision with respect to an investment in the Notes.
Financial Select Sector SPDR® Fund
The shares of the Reference Asset are issued by a series of the Select Sector SPDR® Trust, a registered investment company.
•	The Reference Asset seeks investment results that, before fees and expenses, correspond generally to the price and yield performance of the Financial Select Sector Index (the “Target Index”).
•	The Reference Asset’s investment advisor is SSGA Funds Management, Inc. (“Investment Adviser”).
•	The Reference Asset’s shares trade on the NYSE Arca under the ticker symbol “XLF”.
•	The company’s SEC CIK Number is 0001064641.
•	The Reference Asset’s inception date was December 16, 1998.
•	The Reference Asset’s shares are issued or redeemed only in creation units of 50,000 shares or multiples thereof.
We obtained the following fee information from the SPDR® website, without independent verification. The Investment Adviser is entitled to receive a management fee from the Reference Asset based on a percentage of the Reference Asset’s average daily net assets,  at an annual rate of 0.03%.  In addition, the Reference Asset has adopted a Distribution and Service Plan pursuant to which payments of up to 0.02% of average daily net assets may be made. The Reference Asset also incurs other operating expenses up to an annual rate of 0.05%. As of December 31, 2022, the gross expense ratio of the Reference Asset was 0.10% per annum.
For additional information regarding the Select Sector SPDR® Trust or the Investment Adviser, please consult the reports (including the Annual Report to Shareholders on Form N−CSR for the fiscal year ended September 30, 2022) and other information the Select Sector SPDR® Trust files with the SEC. In addition, information regarding the Reference Asset (including the top ten holdings and weights and sector weights) may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly available documents, and the SPDR® website at ssga.com.  We are not incorporating by reference the website, the sources listed above or any material they include in this pricing supplement.
Investment Objective and Strategy
The Reference Asset seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in the Target Index, which is comprised of companies in the financials sector. The Investment Adviser uses a replication strategy to try to achieve the Reference Asset’s investment objective, which means that the Reference Asset generally invests in substantially all of the securities represented in the Target Index it tracks in approximately the same proportions as the Target Index.  In certain situations or market conditions, the Reference Asset may temporarily depart from its normal investment policies and strategies provided that the alternative is consistent with the Reference Asset’s investment objective and is in the best interest of the Reference Asset.  For example, if the Reference Asset is unable to invest directly in a component security or if a derivative investment may provide higher liquidity than other types of investments, it may make larger than normal investments in derivatives to maintain exposure to the Target Index that it tracks. Consequently, under such circumstances, such Reference Asset may invest in a different mix of investments than it would under normal circumstances. The Reference Asset is managed with an indexing investment strategy, attempting to track the performance of an unmanaged index of securities, regardless of the current or projected performance of the Target Index or of the actual securities comprising the Target Index.  This differs from an actively managed ETF, which typically seeks to outperform a benchmark index. The Reference Asset’s performance may be less favorable than that of a portfolio managed using an active investment strategy. The structure and composition of the Target Index will affect the performance, volatility and risk of the Target Index and consequently, the performance, volatility and risk of the Reference Asset.
The Reference Asset’s investment strategy and other policies may be changed without shareholder approval.
Notwithstanding the Reference Asset’s investment objective, the return on your securities will not reflect any dividends paid on the Reference Asset shares, on the securities purchased by the Reference Asset or on the securities that comprise the Target Index.

Replication Strategy
The Reference Asset uses a replication strategy to attempt to track the performance of the Target Index.  This strategy involves investing in substantially all of the securities represented in the Target Index in approximately the same proportions as the Target Index. Under normal market conditions, the Reference Asset generally invests substantially all, but at least 95%, of its total assets in the securities comprising the Target Index.  The Reference Asset will provide shareholders with at least 60 days notice prior to any material change in this 95% investment policy. Also, the Reference Asset may lend securities representing up to 40% of the value of the Reference Asset's net assets.
Correlation
Although the Investment Adviser seeks to track the performance of the Target Index (i.e., achieve a high degree of correlation with the return of the Target Index), the Reference Asset’s return may not match the return of the Target Index. The Reference Asset incurs a number of operating expenses not applicable to the Target Index and incurs costs in buying and selling securities. In addition, the Reference Asset may not be fully invested at times, generally as a result of cash flows into or out of the Reference Asset or reserves of cash held by the Reference Asset to meet redemptions.
Industry Concentration Policy
The Reference Asset’s assets will generally be concentrated in an industry or group of industries to the extent that the Target Index concentrates in a particular industry or group of industries.  By concentrating its assets in a single industry or group of industries, the Reference Asset is subject to the risk that financial, economic, business or other conditions that have a negative effect on that industry or group of industries will negatively impact the Reference Asset to a greater extent than if the Reference Asset’s assets were invested in a wider variety of industries.
The Reference Asset is non-diversified and may invest a larger percentage of its assets in securities of a few issuers or a single issuer than a diversified ETF.  As a result, the Reference Asset’s performance may be disproportionately impacted by the performance of relatively few securities.
Creation Units
Prior to trading in the secondary market, shares of the Reference Asset are issued at net asset value to certain institutional investors (typically market makers or other broker-dealers) only in block-size units, known as creation units, of 50,000 shares or multiples thereof.  As a practical matter, only institutions, market makers or large investors purchase or redeem creation units.  The principal consideration for a specified number of creation units (which may be revised at any time without notice) is a basket of securities and/or cash that constitutes a substantial replication, or a representation, of the securities included in the Target Index. Except when aggregated in creation units (or upon the liquidation of the Reference Asset), shares of the Reference Asset are not redeemable securities.  There can be no assurance that there will be sufficient liquidity in the public trading market at any time to permit assembly of a creation unit.
Share Prices and the Secondary Market
The trading prices of the Reference Asset’s shares will fluctuate continuously throughout trading hours based on market supply and demand rather than the Reference Asset’s net asset value, which is calculated at the end of each business day. The trading price of the Reference Asset’s shares may deviate significantly from its net asset value during periods of market volatility.
The Target Index
The Financial Select Sector Index (Bloomberg symbol, “IXM Index”), which we refer to as the Target Index, is comprised of the constituents of the S&P 500® Index that are assigned to the Global Industry Classification Standard (“GICS®”) Financials sector. The S&P 500® Index includes a representative sample of 500 companies in leading industries of the U.S. economy. The Target Index and the S&P 500® Index are calculated, maintained and published by S&P Dow Jones Indices LLC (“S&P”). Additional information about the Target Index and the S&P 500® Index is available on the following websites: us.spindices.com/indices/equity/financial-select-sector-index and us.spindices.com/indices/equity/sp-500. We are not incorporating by reference the websites or any material they include in this pricing supplement. We have obtained all information about the Target Index from the S&P website without independent verification.

S&P and MSCI Inc. (“MSCI”) jointly developed the GICS® in 1999 to establish a global standard for categorizing companies into sectors and industries. The GICS® classifies companies into four levels of detail: 11 sectors, 24 industry groups, 69 industries and 158 sub-industries. The eleven GICS® sectors are: Communication Services, Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Information Technology, Materials, Real Estate and Utilities. GICS® was designed to classify a company according to its principal business activity. To make this determination, S&P and MSCI use revenues as a key measure of a company’s business activity. Earnings and market perception, however, are also recognized as important and relevant information for classification purposes and are taken into account during the review process. A company’s classification is reviewed annually at a minimum, and companies are under constant surveillance for corporate actions. The GICS® methodology itself is reviewed annually for changes or additions to the four classification levels.

S&P rebalances the Target Index quarterly after the close of business on the third Friday of March, June, September and December (each, a “rebalancing effective date”). With prices reflected on the second Friday of March, June, September and December, adjusted for any applicable corporate actions, and membership, shares outstanding and investable weight factors as of the rebalancing effective date, each company is weighted by float-adjusted market capitalization. Modifications to the float-adjusted market capitalization of constituent stocks are made as follows.

If any company has a float-adjusted market capitalization weight greater than 24%, S&P caps that company’s weight at 23%. S&P sets the cap to 23% to allow for a 2% buffer to mitigate against any stock exceeding 25% as of the rebalancing effective date. S&P redistributes all excess weight equally to all uncapped stocks within the Target Index. After this redistribution, if the float-adjusted market capitalization weight of any other stock(s) breaches 23%, S&P repeats the process iteratively until no stock breaches the 23% weight cap. The sum of the stocks with weight greater than 4.8% cannot exceed 50% of the total index weight. If the rule in the preceding sentence is breached, then S&P ranks all the stocks in descending order by float-adjusted market capitalization weight and reduces to 4.5% the weight of the smallest company (whose weight was greater than 4.8%) that caused the breach. This process is repeated iteratively until the 50% test above is satisfied. As part of the rebalancing process, S&P assigns index share amounts to each constituent stock to arrive at the weights calculated above. Since index shares are assigned based on prices one week prior to rebalancing, the actual weight of each stock at the rebalancing differs somewhat from these weights due to market movements. If, on the second to last business day of March, June, September or December, a company has a weight greater than 24% or the sum of the companies with weights greater than 4.8% exceeds 50%, a secondary rebalancing will be triggered with the rebalancing effective date being after the close of the last business day of the month. This secondary rebalancing will use the closing prices as of the second to last business day of March, June, September or December, and membership, shares outstanding and IWFs as of the rebalancing effective date.

Except for the rebalancing process described above and the total return process described below, the Target Index is calculated and maintained on the same basis as the S&P 500® Index, which is described below.

The Reference Asset tracks the performance of the total return version of the Target Index. A total return index represents the total return earned in a portfolio that tracks the price index and reinvests dividend income in the overall index, not in the specific stock paying the dividend. The difference between the price return calculation and the total return calculation is that, with respect to the price return calculation, changes in the Target Index level reflect changes in stock prices, whereas with respect to the total return calculation of the Target Index, changes in the Target Index level reflect both movements in stock prices and the reinvestment of dividend income. Notwithstanding the Reference Asset’s investment objective, the return on your securities will not reflect any dividends paid on the Reference Asset shares, on the securities purchased by the Reference Asset or on the securities that comprise the Target Index.

Once the price return index has been calculated, the total return index is calculated. First, the total daily dividend for each stock in the Target Index is calculated by multiplying the per share dividend by the number of shares included in the Target Index. Then the index dividend is calculated by aggregating the total daily dividends for each of the index stocks (which may be zero for some stocks) and dividing by the divisor for that day. Next the daily total return of the Target Index is calculated as a fraction minus 1, the numerator of which is the sum of the index level plus the index dividend and the denominator of which is the index level on the previous day. Finally, the total return index for that day is calculated as the product of the value of the total return index on the previous day times the sum of 1 plus the index daily total return for that day.

S&P 500® Index
The S&P 500® Index, which we also refer to in this description as the “index”:
•	is an equity index, and therefore cannot be invested in directly;
•	does not file reports with the SEC because it is not an issuer;
•	was first launched on March 4, 1957 based on an initial value of 10 from 1941-1943; and
•	is sponsored by S&P Dow Jones Indices LLC (“S&P”).
The S&P 500® Index includes a representative sample of 500 companies in leading industries of the U.S. economy. The 500 companies are not the 500 largest companies listed on the NYSE and not all 500 companies are listed on the NYSE. S&P chooses companies for inclusion in the S&P 500® Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. domiciled equity market.  Although the S&P 500® Index contains 500 constituent companies, at any one time it may contain greater than 500 constituent trading lines since some companies included in the S&P 500® Index prior to July 31, 2017 may be represented by multiple share class lines in the index.  The S&P 500® Index is calculated, maintained and published by S&P and is part of the S&P Dow Jones Indices family of indices. Additional information about the S&P 500® Index (including the sector weights) is available on the following websites: spglobal.com/spdji/en/indices/equity/sp-500 and spglobal.com. We are not incorporating by reference the websites or any material they include in this pricing supplement.
S&P intends for the S&P 500® Index to provide a performance benchmark for the large-cap U.S. domiciled equity markets. Constituent changes are made on an as-needed basis and there is no schedule for constituent reviews. Index additions and deletions are announced with at least three business days advance notice. Less than three business days’ notice may be given at the discretion of the S&P Index Committee. Relevant criteria for additions to the S&P 500® Index that are employed by S&P include: the company proposed for addition should have an unadjusted company market capitalization of $12.7 billion or more and a security level float-adjusted market capitalization of at least 50% of such threshold (for spin-offs, eligibility is determined using when-issued prices, if available); the float-adjusted liquidity ratio of the stock (defined as the annual dollar value traded divided by the float-adjusted market capitalization) should be greater than or equal to 0.75 at the time of the addition to the S&P 500® Index and the stock should trade a minimum of 250,000 shares in each of the six months leading up to the evaluation date (current constituents have no minimum requirement), where the annual dollar value traded is calculated as the average closing price multiplied by the historical volume over the 365 calendar days prior to the evaluation date (reduced to the available trading period for IPOs, spin-offs or public companies considered to be U.S. domiciled for index purposes that do not have 365 calendar days of trading history on a U.S. exchange); the company must be a U.S. company (characterized as a Form 10-K filer with its U.S. portion of fixed assets and revenues constituting a plurality of the total and with a primary listing of the common stock on the NYSE, NYSE Arca, NYSE American (formerly NYSE MKT), Nasdaq Global Select Market, Nasdaq Select Market, Nasdaq Capital Market, Cboe BZX (formerly Bats BZX), Cboe BYX (formerly Bats BYX), Cboe EDGA (formerly Bats EDGA) or Cboe EDGX (formerly Bats EDGX) (each, an “eligible exchange”)); the proposed constituent has an investable weight factor (“IWF”) of 10% or more; the inclusion of the company will contribute to sector balance in the S&P 500® Index relative to sector balance in the market in the relevant market capitalization range; financial viability (the sum of the most recent four consecutive quarters’ Generally Accepted Accounting Principles (GAAP) earnings (net income excluding discontinued operations) should be positive as should the most recent quarter); and, for IPOs, the company must be traded on an eligible exchange for at least twelve months (for former SPACs, S&P considers the de-SPAC transaction to be an event equivalent to an IPO, and 12 months of trading post the de-SPAC event are required before a former SPAC can be considered for inclusion in the S&P 500® Index; spin-offs or in-specie distributions from existing constituents do not need to be traded on an eligible exchange for twelve months prior to their inclusion in the S&P 500® Index). In addition, constituents of the S&P MidCap 400® Index and the S&P SmallCap 600® Index can be added to the S&P 500® Index provided they meet the unadjusted company level market capitalization eligibility criteria for the S&P 500® Index. Migrations from the S&P MidCap 400® Index or the S&P SmallCap 600® Index do not need to meet the financial viability, liquidity, or 50% of the S&P 500® Index’s unadjusted company level minimum market capitalization threshold criteria.  Further, constituents of the S&P Total Market Index Ex S&P Composite 1500 (which includes all eligible U.S. common equities except for those included in the S&P 500® Index, the S&P MidCap 400® Index and the S&P SmallCap 600® Index) that acquire a constituent of the S&P 500® Index, the S&P MidCap 400® Index or the S&P SmallCap 600® Index that do not fully meet all of the eligibility criteria may still be added to the S&P 500® Index at the discretion of the Index Committee if the merger consideration includes the acquiring company issuing stock to target company shareholders, and the Index Committee determines that the addition could minimize turnover and enhance the representativeness of the S&P 500® Index as a market benchmark. Certain types of organizational structures and securities are always excluded, including, but not limited to, business development companies (BDCs), limited partnerships, master limited partnerships, limited liability companies (LLCs), OTC bulletin board issues, closed-end funds, ETFs, ETNs, royalty trusts, tracking stocks, special purpose acquisition companies (SPACs), preferred stock and convertible preferred stock, unit trusts, equity warrants, convertible bonds, investment trusts, rights and American depositary receipts (ADRs). Stocks are deleted from the S&P 500® Index when they are involved in mergers, acquisitions or significant restructurings such that they no longer meet the inclusion criteria, and when they substantially violate one or more of the addition criteria. Stocks that are delisted or moved to the pink sheets or the bulletin board are removed, and those that experience a trading halt may be retained or removed in S&P’s discretion. S&P evaluates additions and deletions with a view to maintaining S&P 500® Index continuity.
For constituents included in the index prior to July 31, 2017, all publicly listed multiple share class lines are included separately in the index, subject to, in the case of any such share class line, that share class line satisfying the liquidity and float criteria discussed above and subject to certain exceptions.  It is possible that one listed share class line of a company may be included in the index while a second listed share class line of the same company is excluded.  For companies that issue a second publicly traded share class to index share class holders, the newly issued share class line is considered for inclusion if the event is mandatory and the market capitalization of the distributed class is not considered to be de minimis.
As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the index. Only common shares are considered when determining whether a company has a multiple share class structure. Constituents of the index prior to July 31, 2017 with multiple share class lines will be grandfathered in and continue to be included in the index. If an index constituent reorganizes into a multiple share class line structure, that company will be reviewed for continued inclusion in the index at the discretion of the S&P Index Committee.
Calculation of the Total Return of the Index
The trust tracks the performance of the total return version of the index and the index is calculated using a base-weighted aggregative methodology. The total return calculation begins with the price return of the index. The value of the price return index on any day for which an index value is published is determined by a fraction, the numerator of which is the aggregate of the market price of each stock in the index times the number of shares of such stock included in the index, and the denominator of which is the divisor, which is described more fully below. The “market value” of any index stock is the product of the market price per share of that stock times the number of the then-outstanding shares of such index stock that are then included in the index.
The index is also sometimes called a “base-weighted aggregative index” because of its use of a divisor. The “divisor” is a value calculated by S&P that is intended to maintain conformity in index values over time and is adjusted for all changes in the index stocks’ share capital after the “base date” as described below. The level of the index reflects the total market value of all index stocks relative to the index’s base date of 1941-43.
In addition, the index is float-adjusted, meaning that the share counts used in calculating the index reflect only those shares available to investors rather than all of a company’s outstanding shares. S&P seeks to exclude shares held by long-term, strategic shareholders concerned with the control of a company, a group that generally includes the following: officers and directors and related individuals whose holdings are publicly disclosed, private equity, venture capital, special equity firms, asset managers and insurance companies with board of director representation, publicly traded companies that hold shares in another company, holders of restricted shares (except for shares held as part of a lock-up agreement), company-sponsored employee share plans/trusts, defined contribution plans/savings, investment plans, foundations or family trusts associated with the company, government entities at all levels (except government retirement or pension funds), sovereign wealth funds and any individual person listed as a 5% or greater stakeholder in a company as reported in regulatory filings (collectively, “strategic holders”). To this end, S&P excludes all share-holdings (other than depositary banks, pension funds (including government pension and retirement funds), mutual funds, exchange traded fund providers, investment funds, asset managers that do not have direct board of director representation (including stakeholders who may have the right to appoint a board of director member but choose not to do so, stakeholders who have exercised a right to appoint a board of director “observer” even if that observer is employed by the stakeholder and stakeholders who have exercised a right to appoint an independent director who is not employed by the stakeholder), investment funds of insurance companies and independent foundations not associated with the company) with a position greater than 5% of the outstanding shares of a company from the float-adjusted share count to be used in index calculations.

The exclusion is accomplished by calculating an IWF for each stock that is part of the numerator of the float-adjusted index fraction described above:
IWF = (available float shares) / (total shares outstanding)
where available float shares is defined as total shares outstanding less shares held by strategic holders. In most cases, an IWF is reported to the nearest one percentage point. For companies with multiple share class lines, a separate IWF is calculated for each share class line.
Once the price return index has been calculated, the total return index is calculated. First, the total daily dividend for each stock in the index is calculated by multiplying the per share dividend by the number of shares included in the index. Then the index dividend is calculated by aggregating the total daily dividends for each of the index stocks (which may be zero for some stocks) and dividing by the divisor for that day. Next the daily total return of the index is calculated as a fraction minus 1, the numerator of which is the sum of the index level plus the index dividend and the denominator of which is the index level on the previous day. Finally, the total return index for that day is calculated as the product of the value of the total return index on the previous day times the sum of 1 plus the index daily total return for that day.
Maintenance of the Index
In order to keep the index comparable over time S&P engages in an index maintenance process. The maintenance process involves changing the constituents as discussed above, and also involves maintaining quality assurance processes and procedures, adjusting the number of shares used to calculate the index, monitoring and completing the adjustments for company additions and deletions, adjusting for stock splits and stock dividends and adjusting for other corporate actions. In addition to its daily governance of indices and maintenance of the index methodology, at least once within any 12 month period, the S&P Index Committee reviews the index methodology to ensure the index continues to achieve the stated objective, and that the data and methodology remain effective. The S&P Index Committee may at times consult with investors, market participants, security issuers included in or potentially included in the index, or investment and financial experts.
Divisor Adjustments
The two types of adjustments primarily used by S&P are divisor adjustments and adjustments to the number of shares (including float adjustments) used to calculate the index. Set forth below under “Adjustments for Corporate Actions” is a table of certain corporate events and their resulting effect on the divisor and the share count. If a corporate event requires an adjustment to the divisor, that event has the effect of altering the market value of the affected index stock and consequently of altering the aggregate market value of the index stocks following the event. In order that the level of the index not be affected by the altered market value (which could be an increase or decrease) of the affected index stock, S&P generally derives a new divisor by dividing the post-event market value of the index stocks by the pre-event index value, which has the effect of reducing the index’s post-event value to the pre-event level.
Changes to the Number of Shares of a Constituent
The index maintenance process also involves tracking the changes in the number of shares included for each of the index companies. Changes as a result of mandatory events, such as mergers or acquisition driven share/IWF changes, stock splits and mandatory distributions are not subject to a minimum threshold for implementation and are implemented when the transaction occurs. At S&P’s discretion, however, de minimis merger and acquisition changes may be accumulated and implemented with the updates made with the quarterly share updates as described below. Material share/IWF changes resulting from certain non-mandatory corporate actions follow the accelerated implementation rule. Non-material share/IWF changes are implemented quarterly.
Accelerated Implementation Rule
1. Public offerings. Public offerings of new company-issued shares and/or existing shares offered by selling shareholders, including block sales and spot secondaries, will be eligible for accelerated implementation treatment if the size of the event meets the materiality threshold criteria:
(a)	at least US $150 million, and
(b)	at least 5% of the pre-event total shares.
In addition to the materiality threshold, public offerings must satisfy the following conditions:
•	be underwritten.
•	have a publicly available prospectus, offering document, or prospectus summary filed with the relevant authorities.
•	have a publicly available confirmation from an official source that the offering has been completed.
For public offerings that involve a concurrent combination of new company shares and existing shares offered by selling shareholders, both events are implemented if either of the public offerings represent at least 5% of total shares and $150 million. Any concurrent share repurchase by the affected company will also be included in the implementation.
2. Dutch Auctions, self-tender offer buybacks, and split-off exchange offers. These nonmandatory corporate action types will be eligible for accelerated implementation treatment regardless of size once the final results are publicly announced and verified by S&P.
For companies with multiple share class lines, the criteria specified above apply to each individual multiple share class line rather than total company shares.
Exception to the Accelerated Implementation Rule
For non-mandatory corporate actions subject to the accelerated implementation rule with a size of at least US $1 billion, S&P will apply the share change, and any resulting IWF change, using the latest share and ownership information publicly available at the time of the announcement, even if the offering size is below the 5% threshold. This exception ensures that very large events are recognized in a timely manner using the latest available information.
Any non-fully paid or non-fully settled offering such as forward sales agreements are not eligible for accelerated implementation. Share updates resulting from completion of subscription receipts terms or the settlement of forward sale agreements are updated at a future quarterly share rebalancing.
All non-mandatory events not covered by the accelerated implementation rule (including but not limited to private placements, acquisition of private companies, and conversion of non-index share lines) will be implemented quarterly coinciding with the third Friday of the third month in each calendar quarter. In addition, events that were not implemented under the accelerated implementation rule but were found to have been eligible, (e.g. due to lack of publicly available information at the time of the event) are implemented as part of a quarterly rebalancing.
Announcement Policy
For accelerated implementation, S&P will generally provide two (2) business days’ notice for all non-U.S. listed stocks and U.S. listed depositary receipts, and one (1) business days’ notice for all non-depositary receipt U.S. listed stocks.
IWF Updates
Accelerated implementation for events less than $1 billion will include an adjustment to the company’s IWF only to the extent that such an IWF change helps the new float share total mimic the shares available in the offering. To minimize unnecessary turnover, these IWF changes do not need to meet any minimum threshold requirement for implementation. Any IWF change resulting in an IWF of 0.96 or greater is rounded up to 1.00 at the next annual IWF review.
IWF changes will only be made at the quarterly review if the change represents at least 5% of total current shares outstanding and is related to a single corporate action that did not qualify for the accelerated implementation rule, regardless of whether there is an associated share change.
Quarterly share change events resulting from the conversion of derivative securities, acquisitions of private companies, or acquisitions of non-index companies that do not trade on a major exchange are considered to be available to investors unless there is explicit information stating that the new owner is a strategic holder.
Other than the situations described above, please note that IWF changes are only made at the annual IWF review.
Rebalancing Guidelines – Share/IWF Reference Date & Freeze Period
A reference date, after the market close five weeks prior to the third Friday in March, June, September, and December, is the cutoff for publicly available information used for quarterly shares outstanding and IWF changes. All shares outstanding and ownership information contained in public filings and/or official sources dated on or before the reference date are included in that quarter’s update. In addition, there is a freeze period on a quarterly basis for any changes that result from the accelerated implementation rules.
Pro-forma files for float-adjusted market capitalization indices are generally released after the market close on the first Friday, two weeks prior to the rebalancing effective date. Pro-forma files for capped and alternatively weighted indices are generally released after the market close on the second Friday, one week prior to the rebalancing effective date. For illustration purposes, if rebalancing pro-forma files are scheduled to be released on Friday, March 5, the share/IWF freeze period will begin after the close of trading on Tuesday, March 9 and will end after the close of trading the following Friday, March 19 (i.e. the third Friday of the rebalancing month).
During the share/IWF freeze period, shares and IWFs are not changed and the accelerated implementation rule is suspended, except for mandatory corporate action events (such as merger activity, stock splits, and rights offerings). The suspension includes all changes that qualify for accelerated implementation and would typically be announced or effective during the share/IWF freeze period. At the end of the freeze period all suspended changes will be announced on the third Friday of the rebalancing month and implemented five business days after the quarterly rebalancing effective date.
Adjustments for Corporate Actions
There is a large range of corporate actions that may affect companies included in the index. Certain corporate actions require S&P to recalculate the share count or the float adjustment or to make an adjustment to the divisor to prevent the value of the index from changing as a result of the corporate action. This helps ensure that the movement of the index does not reflect the corporate actions of individual companies in the index.
Spin-Offs
As a general policy, a spin-off security is added to the S&P 500® Index on the ex-date at a price of zero (with no divisor adjustment) and will remain in the index for at least one trading day. The spin-off security will remain in the S&P 500® Index if it meets all eligibility criteria. If the spin-off security is determined ineligible to remain in the S&P 500® Index, it will generally be removed after at least one day of regular way trading (with a divisor adjustment). The weight of the spin-off being deleted is reinvested across all the index components proportionately such that the relative weights of all index components are unchanged. The net change in index market capitalization will cause a divisor change.
Companies that are spun off from a constituent of the S&P 500® Index do not need to meet the eligibility criteria for new constituents, but they should be considered U.S. domiciled for index purposes. At the discretion of the Index Committee, a spin-off company may be retained in the S&P 500® Index if the Index Committee determines it has a total market capitalization representative of the S&P 500® Index. If the spin-off company’s estimated market capitalization is below the minimum unadjusted company market capitalization for the S&P 500® Index but there are other constituent companies in the S&P 500® Index that have a significantly lower total market capitalization than the spin-off company, the Index Committee may decide to retain the spin-off company in the S&P 500® Index.
Several additional types of corporate actions, and their related treatment, are listed in the table below.

Corporate Action	Treatment
Company addition/deletion
Addition
Companies are added at the float market capitalization weight. The net change to the index market capitalization causes a divisor adjustment.
Deletion
The weights of all stocks in the index will proportionally change. Relative weights will stay the same. The index divisor will change due to the net change in the index market capitalization

Change in shares outstanding	Increasing (decreasing) the shares outstanding increases (decreases) the market capitalization of the index. The change to the index market capitalization causes a divisor adjustment.
Split/reverse split	Shares outstanding are adjusted by split ratio. Stock price is adjusted by split ratio. There is no change to the index market capitalization and no divisor adjustment.
Change in IWF	Increasing (decreasing) the IWF increases (decreases) the market capitalization of the index. A net change to the index market capitalization causes a divisor adjustment.
Ordinary dividend	When a company pays an ordinary cash dividend, the index does not make any adjustments to the price or shares of the stock. As a result there are no divisor adjustments to the index.
Special dividend	The stock price is adjusted by the amount of the dividend. The net change to the index market capitalization causes a divisor adjustment
Rights offering
All rights offerings that are in the money on the ex-date are applied under the assumption the rights are fully subscribed. The stock price is adjusted by the value of the rights and the shares outstanding are increased by the rights ratio. The net change in market capitalization causes a divisor adjustment.

Any company that is removed from the S&P 500® Index, the S&P MidCap 400® Index or the S&P SmallCap 600® Index must wait a minimum of one year from its removal date before being reconsidered as a replacement candidate for the S&P 500® Index.
Recalculation Policy
S&P reserves the right to recalculate and republish the index at its discretion in the event one of the following issues has occurred: (1) incorrect or revised closing price of one or more constituent securities; (2) missed or misapplied corporate action; (3) incorrect application of an index methodology; (4) late announcement of a corporate action; or (5) incorrect calculation or data entry error. The decision to recalculate the index is made at the discretion of the index manager and/or index committee, as further discussed below.  The potential market impact or disruption resulting from a recalculation is considered when making any such decision.  In the event of an incorrect closing price, a missed or misapplied corporate action, a late announcement of a corporate action, or an incorrect calculation or data entry error that is discovered within two trading days of its occurrence, generally the index is recalculated. In the event any such event is discovered beyond the two trading day period, the index committee shall decide whether the index should be recalculated. In the event of an incorrect application of the methodology that results in the incorrect composition and/or weighting of index constituents, the index committee shall determine whether or not to recalculate the index following specified guidelines. In the event that the index is recalculated, it shall be done within a reasonable timeframe following the detection and review of the issue.

Calculations and Pricing Disruptions
Closing levels for the index are calculated by S&P based on the closing price of the individual constituents of the index as set by their primary exchange. Closing prices are received by S&P from one of its third party vendors and verified by comparing them with prices from an alternative vendor. The vendors receive the closing price from the primary exchanges. Real-time intraday prices are calculated similarly without a second verification. Official end-of-day calculations are based on each stock’s primary market closing price. Prices used for the calculation of real time index values are based on the “Consolidated Tape”. The Consolidated Tape is an aggregation of trades for each constituent over all regional exchanges and trading venues and includes the primary exchange. If there is a failure or interruption on one or more exchanges, real-time calculations will continue as long as the “Consolidated Tape” is operational.
If an interruption is not resolved prior to the market close, official closing prices will be determined by following the hierarchy set out in NYSE Rule 123C. A notice is published on the S&P website at spglobal.com indicating any changes to the prices used in index calculations. In extreme circumstances, S&P may decide to delay index adjustments or not publish the index. Real-time indices are not restated.
Unexpected Exchange Closures
An unexpected market/exchange closure occurs when a market/exchange fully or partially fails to open or trading is temporarily halted. This can apply to a single exchange or to a market as a whole, when all of the primary exchanges are closed and/or not trading. Unexpected market/exchange closures are usually due to unforeseen circumstances, such as natural disasters, inclement weather, outages, or other events.
To a large degree, S&P is dependent on the exchanges to provide guidance in the event of an unexpected exchange closure. S&P’s decision making is dependent on exchange guidance regarding pricing and mandatory corporate actions.
NYSE Rule 123C provides closing contingency procedures for determining an official closing price for listed securities if the exchange is unable to conduct a closing transaction in one or more securities due to a system or technical issue.
3:00 PM ET is the deadline for an exchange to determine its plan of action regarding an outage scenario. As such, S&P also uses 3:00 PM ET as the cutoff.
If all major exchanges fail to open or unexpectedly halt trading intraday due to unforeseen circumstances, S&P will take the following actions:
Market Disruption Prior to Open of Trading:
(i)
If all exchanges indicate that trading will not open for a given day, S&P will treat the day as an unscheduled market holiday. The decision will be communicated to clients as soon as possible through the normal channels. Indices containing multiple markets will be calculated as normal, provided that at least one market is open that day. Indices which only contain closed markets will not be calculated.

(ii)	If exchanges indicate that trading, although delayed, will open for a given day, S&P will begin index calculation when the exchanges open.
Market Disruption Intraday:
If exchanges indicate that trading will not resume for a given day, the index level will be calculated using prices determined by the exchanges based on NYSE Rule 123C. Intraday index values will continue to use the last traded composite price until the primary exchange publishes official closing prices.

Historical Information
The graph below shows the daily historical Closing Prices of the Reference Asset from March 3, 2013 through March 3, 2023. The dotted line represents the Threshold Price of $30.5915, which is equal to 85.00% of the Closing Price of the Reference Asset on March 3, 2023.
We obtained the information regarding the historical performance of the Reference Asset in the graph below from Bloomberg.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Price. We cannot give you any assurance that the performance of the Reference Asset will result in any positive return on your initial investment.
Financial Select Sector SPDR® Fund (XLF)

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Material U.S. Federal Income Tax Consequences
The U.S. federal income tax consequences of your investment in the Notes are uncertain. No statutory, regulatory, judicial or administrative authority directly discusses how the Notes should be treated for U.S. federal income tax purposes. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion under “Material U.S. Federal Income Tax Consequences” in the product supplement and discuss the tax consequences of your particular situation with your tax advisor. This discussion is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Department of the Treasury (the “Treasury”) regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and non-U.S. laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been sought as to the U.S. federal income tax consequences of your investment in the Notes, and the following discussion is not binding on the IRS.
U.S. Tax Treatment. Pursuant to the terms of the Notes, TD and you agree, in the absence of a statutory or regulatory change or an administrative determination or judicial ruling to the contrary, to characterize your Notes as prepaid derivative contracts with respect to the Reference Asset. If your Notes are so treated, you should generally recognize gain or loss upon the taxable disposition of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year (otherwise such gain or loss should be short-term capital gain or loss if held for one year or less). The deductibility of capital losses is subject to limitations.
Based on certain factual representations received from us, our special U.S. tax counsel, Fried, Frank, Harris, Shriver & Jacobson LLP, is of the opinion that it would be reasonable to treat your Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization (including possible treatment as a “constructive ownership transaction” under Section 1260 of the Code), such that the timing and character of your income from the Notes could differ materially and adversely from the treatment described above, as described further under “Material U.S. Federal Income Tax Consequences — Alternative Treatments” in the product supplement.
Section 1260. There is a risk that an investment in the Notes could be treated as a “constructive ownership transaction” within the meaning of Section 1260 of the Code. A constructive ownership transaction includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in certain “passthru entities” (including regulated investment companies such as ETFs, real estate investment trusts and passive foreign investment companies or “PFICs”). Under the “constructive ownership” rules, if an investment in the Notes is treated as a constructive ownership transaction, any long-term capital gain recognized by a U.S. holder (as defined under “Material U.S. Federal Income Tax Consequences” in the product supplement) in respect of the Notes would be recharacterized as ordinary income to the extent such gain exceeds the amount of “net underlying long-term capital gain”(as defined in Section 1260 of the Code) of the U.S. holder (the “Excess Gain”). In addition, an interest charge would also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the taxable disposition of the Notes (assuming such income accrued such that the amount in each successive year is equal to the income in the prior year increased at a constant rate equal to the applicable federal rate as of the date of taxable disposition of the Notes).
It is not clear to what extent any long-term capital gain recognized by a U.S. holder in respect of the Notes would be recharacterized as ordinary income and subject to the interest charge described above, in part, because it is not clear how the “net underlying long-term capital gain” would be computed in respect of the Notes. It is possible, for example, that the net underlying long-term capital gain could equal the amount of long-term capital gain a U.S. holder would have recognized if on the issue date of the Notes the holder had invested an allocable portion of the face amount of the Notes in shares of the Reference Asset and sold those shares for their fair market value on the date the Notes are sold, exchanged or retired. However, it is also possible that because the U.S. holder does not share in distributions made on the Reference Asset, these distributions could be excluded from the calculation of the amount and character of gain, if any, that would have been realized had the U.S. holder held the Reference Asset directly, so that the application of constructive ownership rules may not recharacterize adversely a significant portion of the long-term capital gain the U.S. holder may recognize with respect to the Notes. All or a portion of a U.S. holder’s gain recognized with respect to the Notes could be “Excess Gain” if the U.S. holder purchases the Notes for an amount that is less than the Principal Amount of the Notes. Furthermore, unless otherwise established by clear and convincing evidence, the “net underlying long-term capital gain” is treated as zero. Because the application of the constructive ownership rules to the Notes is unclear, you are urged to consult your tax advisor regarding the potential application of the “constructive ownership” rules to an investment in the Notes.
Except to the extent otherwise required by law, TD intends to treat your Notes for U.S. federal income tax purposes in accordance with the treatment described above and under “Material U.S. Federal Income Tax Consequences” of the product supplement, unless and until such time as the Treasury and the IRS determine that some other treatment is more appropriate.
Notice 2008-2. In 2007, the IRS released a notice that may affect the taxation of holders of the Notes. According to Notice 2008-2, the IRS and the Treasury are actively considering whether a holder of an instrument such as the Notes should be required to accrue ordinary income on a current basis. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether non-U.S. holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code (discussed above)

should be applied to such instruments. Both U.S. and non-U.S. holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations on their investments in the Notes.
Medicare Tax on Net Investment Income. U.S. holders that are individuals, estates or certain trusts are subject to an additional 3.8% tax on all or a portion of their “net investment income,” or “undistributed net investment income” in the case of an estate or trust, which may include any income or gain realized with respect to the Notes, to the extent of their net investment income or undistributed net investment income (as the case may be) that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return or the dollar amount at which the highest tax bracket begins for an estate or trust. The 3.8% Medicare tax is determined in a different manner than the regular income tax. U.S. holders should consult their tax advisors as to the consequences of the 3.8% Medicare tax.
Specified Foreign Financial Assets. U.S. holders may be subject to reporting obligations with respect to their Notes if they do not hold their Notes in an account maintained by a financial institution and the aggregate value of their Notes and certain other “specified foreign financial assets” (applying certain attribution rules) exceeds an applicable threshold. Significant penalties can apply if a U.S. holder is required to disclose its Notes and fails to do so.
Backup Withholding and Information Reporting. The proceeds received from a taxable disposition of the Notes will be subject to information reporting unless you are an “exempt recipient” and may also be subject to backup withholding at the rate specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer number, if you are a U.S. holder) or meet certain other conditions.
Non-U.S. Holders. If you are a non-U.S. holder, subject to Section 871(m) of the Code and FATCA, as discussed below, you should generally not be subject to U.S. withholding tax with respect to payments on your Notes or to generally applicable information reporting and backup withholding requirements with respect to payments on your Notes if you comply with certain certification and identification requirements as to your non-U.S. status including providing us (and/or the applicable withholding agent) a properly executed and fully completed applicable IRS Form W-8. Subject to Section 897 of the Code and Section 871(m) of the Code, as discussed below, gain realized from the taxable disposition of the Notes generally should not be subject to U.S. tax unless (i) such gain is effectively connected with a trade or business conducted by you in the U.S., (ii) you are a non-resident alien individual and are present in the U.S. for 183 days or more during the taxable year of such taxable disposition and certain other conditions are satisfied or (iii) you have certain other present or former connections with the U.S.
Section 897. We will not attempt to ascertain whether any Reference Asset Constituent Issuer would be treated as a “United States real property holding corporation” (a “USRPHC”) within the meaning of Section 897 of the Code. We also have not attempted to determine whether the Notes should be treated as “United States real property interests” (“USRPI”) as defined in Section 897 of the Code. If any such entity or the Notes were so treated, certain adverse U.S. federal income tax consequences could possibly apply, including subjecting any gain to a non-U.S. holder in respect of a Note upon a taxable disposition of the Note to U.S. federal income tax on a net basis, and the proceeds from such a taxable disposition to a 15% withholding tax. Non-U.S. holders should consult their tax advisors regarding the potential treatment of any such entity as a USRPHC and the Notes as USRPI.
Section 871(m). A 30% withholding tax (which may be reduced by an applicable income tax treaty) is imposed under Section 871(m) of the Code on certain “dividend equivalents” paid or deemed paid to a non-U.S. holder with respect to a “specified equity-linked instrument” that references one or more dividend-paying U.S. equity securities or indices containing U.S. equity securities. The withholding tax can apply even if the instrument does not provide for payments that reference dividends. Treasury regulations provide that the withholding tax applies to all dividend equivalents paid or deemed paid on specified equity-linked instruments that have a delta of one (“delta-one specified equity-linked instruments”) issued after 2016 and to all dividend equivalents paid or deemed paid on all other specified equity-linked instruments issued after 2017. However, the IRS has issued guidance that states that the Treasury and the IRS intend to amend the effective dates of the Treasury regulations to provide that withholding on dividend equivalents paid or deemed paid will not apply to specified equity-linked instruments that are not delta-one specified equity-linked instruments and are issued before January 1, 2025.
Based on our determination that the Notes are not “delta-one” with respect to the Reference Asset, our special U.S. tax counsel is of the opinion that the Notes should not be delta-one specified equity-linked instruments and thus should not be subject to withholding on dividend equivalents. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Furthermore, the application of Section 871(m) of the Code will depend on our determinations on the date the terms of the Notes are set. If withholding is required, we will not make payments of any additional amounts.
Nevertheless, after the date the terms are set, it is possible that your Notes could be deemed to be reissued for tax purposes upon the occurrence of certain events affecting the Reference Asset, any Reference Asset Constituent or your Notes, and following such occurrence your Notes could be treated as delta-one specified equity-linked instruments that are subject to withholding on dividend equivalents. It is also possible that withholding tax or other tax under Section 871(m) of the Code could apply to the Notes under these rules if you enter, or have entered, into certain other transactions in respect of the Reference Asset or the Notes. If you enter, or have entered, into other transactions in respect of the Reference Asset or the Notes, you should consult your tax advisor regarding the application of Section 871(m) of the Code to your Notes in the context of your other transactions.
Because of the uncertainty regarding the application of the 30% withholding tax on dividend equivalents to the Notes, you are urged to consult your tax advisor regarding the potential application of Section 871(m) of the Code and the 30% withholding tax to an investment in the Notes.

As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the Notes cause payments with respect to the Notes to become subject to withholding tax, we (or the applicable withholding agent) will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts.
U.S. Federal Estate Tax Treatment of Non-U.S. Holders. A Note may be subject to U.S. federal estate tax if an individual non-U.S. holder holds the Note at the time of his or her death. The gross estate of a non-U.S. holder domiciled outside the U.S. includes only property situated in the U.S. Individual non-U.S. holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the Notes at death.
Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act (“FATCA”) was enacted on March 18, 2010, and imposes a 30% U.S. withholding tax on “withholdable payments” (i.e., certain U.S.-source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical income, and the gross proceeds from a disposition of property of a type that can produce U.S.-source interest or dividends) and “passthru payments” (i.e., certain payments attributable to withholdable payments) made to certain foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees (or is required), among other things, to disclose the identity of any U.S. individual with an account at the institution (or the relevant affiliate) and to annually report certain information about such account. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or do not certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.
Pursuant to final and temporary Treasury regulations and other IRS guidance, the withholding and reporting requirements under FATCA will generally apply to certain “withholdable payments”, will not apply to gross proceeds on a sale or disposition, and will apply to certain foreign passthru payments only to the extent that such payments are made after the date that is two years after final regulations defining the term “foreign passthru payment” are published. If withholding is required, we (or the applicable paying agent) will not be required to pay additional amounts with respect to the amounts so withheld. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.
Investors should consult their tax advisors about the application of FATCA, in particular if they may be classified as financial institutions (or if they hold their Notes through a foreign entity) under the FATCA rules.
Proposed Legislation. In 2007, legislation was introduced in Congress that, if it had been enacted, would have required holders of Notes purchased after the bill was enacted to accrue interest income over the term of the Notes despite the fact that there will be no interest payments over the term of the Notes.
Furthermore, in 2013, the House Ways and Means Committee released in draft form certain proposed legislation relating to financial instruments. If it had been enacted, the effect of this legislation generally would have been to require instruments such as the Notes to be marked to market on an annual basis with all gains and losses to be treated as ordinary, subject to certain exceptions.
It is impossible to predict whether any similar or identical bills will be enacted in the future, or whether any such bill would affect the tax treatment of your Notes. You are urged to consult your tax advisor regarding the possible changes in law and their possible impact on the tax treatment of your Notes.
Both U.S. and non-U.S. holders are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction (including that of TD).

Supplemental Discussion of Canadian Tax Consequences
The following section supersedes and replaces in its entirety the section of the product supplement under “Supplemental Discussion of Canadian Tax Consequences” and the section “Tax Consequences — Canadian Taxation” in the prospectus.
In the opinion of Osler, Hoskin & Harcourt LLP, special Canadian tax counsel to TD, the following is, as of the date hereof, a summary of certain Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Canadian Tax Act”) and Income Tax Regulations issued thereunder (the “Canadian Tax Regulations”) generally applicable to a holder who acquires beneficial ownership of a Note pursuant to this pricing supplement, and who, for purposes of the Canadian Tax Act and any applicable income tax convention, at all relevant times, is not resident and is not deemed to be resident in Canada, and who, for purposes of the Canadian Tax Act, at all relevant times, (i) deals at arm’s length with TD and any Canadian resident (or deemed Canadian resident) to whom the holder disposes of the Note, (ii) is entitled to receive all payments (including any interest and principal) made on the Note as beneficial owner, (iii) is not, and deals at arm’s length with each person who is, a “specified shareholder” of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act, (iv) is not an entity in respect of which TD is a “specified entity” for purposes of the Hybrid Mismatch Proposals, as defined below; (v) holds the Note as capital property, (vi) does not use or hold and is not deemed to use or hold the Note in or in the course of carrying on a business in Canada and (vii) is not an insurer carrying on an insurance business in Canada and elsewhere (a “Non-resident Holder”). For this purpose, the Hybrid Mismatch Proposals provide that two entities will generally be treated as specified entities in respect of one another if one entity, directly or indirectly, holds a 25% equity interest in the other entity, or a third entity, directly or indirectly, holds a 25% equity interest in both entities.
This summary is based upon the current provisions of the Canadian Tax Act and the Canadian Tax Regulations in force as of the date hereof, all specific proposals to amend the Canadian Tax Act and the Canadian Tax Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) published in writing by the CRA prior to the date hereof. This summary is not exhaustive of all possible Canadian federal income tax considerations relevant to an investment in the Notes and, except for the Tax Proposals, does not take into account or anticipate any changes in law or CRA administrative policies or assessing practices, whether by way of legislative, governmental or judicial decision or action, nor does it take into account or consider any other federal tax considerations or any provincial, territorial or non-Canadian tax considerations, which may differ materially from those discussed herein. While this summary assumes that the Tax Proposals will be enacted in the form proposed, no assurance can be given that this will be the case, and no assurance can be given that judicial, legislative or administrative changes will not modify or change the statements below.
For the avoidance of doubt, this summary takes into account Tax Proposals released on April 29, 2022 with respect to “hybrid mismatch arrangements” (the “Hybrid Mismatch Proposals”). This summary assumes that no amount paid or payable to a holder described herein will be the deduction component of a “hybrid mismatch arrangement” under which the payment arises within the meaning of proposed paragraph 18.4(3)(b) of the Canadian Tax Act contained in the Hybrid Mismatch Proposals. Investors should note that the Hybrid Mismatch Proposals are in consultation form, are highly complex, and there remains significant uncertainty as to their interpretation and application. There can be no assurance that the Hybrid Mismatch Proposals will be enacted in their current form, or at all. We will not pay any additional amounts as a result of any withholding required by reason of the Hybrid Mismatch Proposals.
The following is only a general summary of certain Canadian non-resident withholding and other tax provisions which may affect a Non-resident Holder of the Notes described in this pricing supplement. This summary is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Non-resident Holder and no representation with respect to the income tax consequences to any particular Non-resident Holder is made. Persons considering investing in Notes should consult their own tax advisors with respect to the tax consequences of acquiring, holding and disposing of Notes having regard to their own particular circumstances.
Based in part on the published administrative position of the CRA, any amount in excess of the Principal Amount of a Note paid or credited or deemed for purposes of the Canadian Tax Act to be paid or credited to a Non-resident Holder on the Note should not be subject to Canadian non-resident withholding tax. Should payments with respect to the Notes become subject to such withholding tax, TD will withhold tax at the applicable statutory rate and will not make payments of any additional amounts.
GENERALLY, THERE ARE NO OTHER CANADIAN TAXES ON INCOME (INCLUDING TAXABLE CAPITAL GAINS) PAYABLE BY A NON-RESIDENT HOLDER UNDER THE CANADIAN TAX ACT SOLELY AS A CONSEQUENCE OF THE ACQUISITION, OWNERSHIP OR DISPOSITION OF A NOTE.

Supplemental Plan of Distribution (Conflicts of Interest)
We have appointed TDS, an affiliate of TD, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, TDS will purchase the Notes from TD at the public offering price less the underwriting discount set forth on the cover page of this pricing supplement for distribution to GS&Co. GS&Co. and its affiliates will receive a discount of $9.50 per $1,000 Principal Amount, comprised of $2.50 of fees and $7.00 of selling commission for Notes that it sells to investors.
TD or an affiliate expects to enter into swap agreements or related hedge transactions with Goldman Sachs International and/or its affiliates in connection with the sale of the Notes, and Goldman Sachs International and/or an affiliate may earn income as a result of payments pursuant to the swap, or the related hedge transactions. See “Supplemental Plan of Distribution (Conflicts of Interest)” in the product supplement. We or one of our affiliates will also pay a fee to SIMON Markets LLC, a broker-dealer in which an affiliate of GS&Co. holds an indirect minority equity interest, in connection with this offering of the Notes. TD will reimburse TDS for certain expenses in connection with its role in the offer and sale of the Notes, and TD will pay TDS a fee in connection with its role in the offer and sale of the Notes.
Delivery of the Notes will be made against payment for the Notes on the Issue Date, which is the fifth (5th) Business Day following the Pricing Date (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two Business Days (“T+2”), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two Business Days prior to the Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.
Conflicts of Interest. TDS is an affiliate of TD and, as such, has a “conflict of interest” in this offering within the meaning of Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121. In addition, TD will receive the net proceeds from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of FINRA Rule 5121. TDS is not permitted to sell Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.
We or GS&Co., or any of our or their respective affiliates, may use this pricing supplement in the initial sale of the Notes. In addition, we, or GS&Co. or any of our or their respective affiliates may use this pricing supplement in a market-making transaction in a Note after its initial sale. If a purchaser buys the Notes from us, or GS&Co. or any of our or their respective affiliates, this pricing supplement is being used in a market-making transaction unless we or GS&Co., or any of our or their respective affiliates informs such purchaser otherwise in the confirmation of sale.
Prohibition of Sales to EEA and United Kingdom Retail Investors
The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); (ii) a customer within the meaning of Directive 2002/92/EC, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC, as amended. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “EU PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the EU PRIIPs Regulation.
The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, a retail investor in the UK means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, subject to amendments made by the Markets in Financial Instruments (Amendment) (EU Exit) Regulations 2018 (SI 2018/1403), as may be amended or superseded from time to time (the “EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of domestic law by virtue of the EUWA (“UK Prospectus Regulation”). Consequently, no key information document required by the PRIIPs Regulation as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

Validity of the Notes
In the opinion of Fried, Frank, Harris, Shriver & Jacobson LLP, as special products counsel to TD, when the Notes offered by this pricing supplement have been executed and issued by TD and authenticated by the trustee pursuant to the indenture and delivered, paid for and sold as contemplated herein, the Notes will be valid and binding obligations of TD, enforceable against TD in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by Canadian law, Fried, Frank, Harris, Shriver & Jacobson LLP has assumed, without independent inquiry or investigation, the validity of the matters opined on by McCarthy Tétrault LLP, Canadian legal counsel for TD, in its opinion expressed below. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and, with respect to the Notes, authentication of the Notes and the genuineness of signatures and certain factual matters, all as stated in the opinion of Fried, Frank, Harris, Shriver & Jacobson LLP dated March 4, 2022 filed as an exhibit to the current report on Form 6-K on March 4, 2022.
In the opinion of McCarthy Tétrault LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action on the part of TD, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes, the Notes will have been validly executed and issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, will be valid obligations of TD, subject to the following limitations: (i) the enforceability of the indenture is subject to bankruptcy, insolvency, reorganization, arrangement, winding up, moratorium and other similar laws of general application limiting the enforcement of creditors’ rights generally; (ii) the enforceability of the indenture is subject to general equitable principles, including the fact that the availability of equitable remedies, such as injunctive relief and specific performance, is in the discretion of a court; (iii) courts in Canada are precluded from giving a judgment in any currency other than the lawful money of Canada; and (iv) the enforceability of the indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act. This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable thereto. In addition, this opinion is subject to: (i) the assumption that the senior indenture has been duly authorized, executed and delivered by, and constitutes a valid and legally binding obligation of, the trustee, enforceable against the trustee in accordance with its terms; and (ii) customary assumptions about the genuineness of signatures and certain factual matters all as stated in the letter of such counsel dated February 4, 2022, which has been filed as Exhibit 5.2 to the registration statement on Form F-3 filed by TD on February 4, 2022.